Exhibit 3.2

Articles of Incorporation

of

DUKE Robotics Corp.

(a Nevada corporation)

Pursuant to NRS Chapter 78, the Articles of Incorporation of DUKE Robotics Corp. are as follows:

ARTICLE I

Name

The name of the corporation is DUKE Robotics Corp. (the “Corporation”).

ARTICLE II

Principal Office

The address of the principal office and the mailing address of the Corporation is 420 Royal Palm Way, #100, Palm Beach, Florida 33480.

ARTICLE III

Purpose

The Corporation may engage in any and all lawful activities or business permitted under the laws of the United States and the provisions of the NRS, as amended from time to time.

ARTICLE IV

Capital Stock

The total number of shares of stock which the Corporation shall have the authority to issue is One Hundred Million (110,000,000) shares, consisting of: (1) one hundred million (100,000,000) shares of common stock, par value $0.0001 per share (the “Common Stock”), and (2) ten million (10,000,000) shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).

The designation and the preferences, limitations and relative rights of the Common Stock and the Preferred Stock of the Corporation are as follows:

A. Provisions Relating to the Common Stock.

1. Voting Rights. The holders of the Common Stock shall be entitled to one vote per share on all matters submitted to a vote of shareholders, including, without limitation, the election of directors. Unless otherwise adopted by the Board of Directors and approved by a vote of the shareholders of the Corporation, a simple majority of 51% of all the shares of Common Stock eligible to vote shall be required to pass matters brought before the shareholders of the Corporation.

2. Dividends. Except as otherwise provided by law or as may be provided by the resolutions of the Board of Directors authorizing the issuance of any class or series of Preferred Stock, the holders of the Common Stock shall be entitled to receive when, as and if provided by the Board of Directors, out of funds legally available therefor, dividends payable in cash, stock or otherwise.

3. Liquidating Distributions. Upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, and after payment or provision for payment of the debts and other liabilities of the Corporation, and except as may be provided by the resolutions of the Board of Directors authorizing the issuance of any class or series of Preferred Stock, the remaining assets of the Corporation shall be distributed pro-rata to the holders of the Common Stock.

B. Provisions Relating to the Preferred Stock

1. General. The Preferred Stock may be issued from time to time in one or more classes or series, the shares of each class or series to have such designations, powers, preferences, rights, qualifications, limitations and restrictions thereof as are stated and expressed herein and in the resolution or resolutions providing for the issue of such class or series adopted by the Board of Directors as hereinafter prescribed.

2. Preferences. Authority is hereby expressly granted to and vested in the Board of Directors to authorize the issuance of the Preferred Stock from time to time in one or more classes or series, to determine and take necessary proceedings fully to effect the issuance and redemption of any such Preferred Stock, and, with respect to each class or series of the Preferred Stock, to fix and state by the resolution or resolutions from time to time adopted providing for the issuance thereof the following:

(a)	whether or not the class or series is to have voting rights, full or limited, or is to be without voting rights;

(b)	the number of shares to constitute the class or series and the designation thereof;

(c)	the preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, with respect to any class or series;

(d)	whether or not the shares of any class or series shall be redeemable and if redeemable the redemption price or prices, and the time or times at which and the terms and conditions upon which, such shares shall be redeemable and the manner of redemption;

(e)	whether or not the shares of a class or series shall be subject to the operation of retirement of sinking funds to be applied to the purchase or redemption of such shares for retirement, and if such retirement or sinking fund or funds be established, the annual amount thereof and the terms and provisions relative to the operation thereof;

(f)	the dividend rate, whether dividends are payable in cash, stock of the Corporation, or other property, the conditions upon which and the times when such dividends are payable, the preference to or the relation to the payment of the dividends payable on any other class or classes or series of stock, whether or not such dividend shall be cumulative or noncumulative, and if cumulative, the date or dates from which such dividends shall accumulate;

(g)	the preferences, if any, and the amounts thereof that the holders of any class or series thereof shall be entitled to receive upon the voluntary or involuntary dissolution of, or upon any distribution of the assets of, the Corporation;

(h)	whether or not the shares or any class or series shall be convertible into, or exchangeable for, the shares of any other class or classes or of any other series of the same or any other class or classes of the Corporation and the conversion price or prices or ratio or ratios or the rate or rates at which such conversion or exchange may be made, with such adjustments, if any, as shall be stated and expressed or provided for in such resolution or resolutions; and

(i)	such other special rights and protective provisions with respect to any class or series as the Board of Directors may deem advisable.

The shares of each class or series of the Preferred Stock may vary from the shares of any other class or series thereof in any or all of the foregoing respects. The Board of Directors may increase the number of shares of Preferred Stock designated for any existing class or series by a resolution adding to such class or series authorized and unissued shares of the Preferred Stock not designated for any other class or series. The Board of Directors may decrease the number of shares of the Preferred Stock designated for any existing class or series by a resolution subtracting from such class or series unissued shares of the Preferred Stock designated for such class or series and the shares so subtracted shall become authorized, unissued and undesignated shares of the Preferred Stock.

ARTICLE V

Directors

The Board of Directors of the Corporation shall consist of at least one Director, with the exact number of Directors to be fixed from time to time in the manner provided in the Company’s Bylaws.

ARTICLE VI

Registered Office and Registered Agent

The Corporation’s commercial registered agent is CSC Services of Nevada, Inc.

ARTICLE VII

Incorporator

The name and address of the Incorporator of the Corporation is Christopher Nelson, 420 Royal Palm Way, #100, Palm Beach, Florida 33480.

ARTICLE VIII

Indemnification

This Corporation shall indemnify and shall advance expenses on behalf of its officers and directors to the fullest extent not prohibited by law either now or hereafter.

Having been named as Registered Agent and to accept service of process for the above stated Corporation at the place designated in this certificate, I am familiar with and accept the appointment as Registered Agent and agree to act in this capacity.

/s/ Yossef Balucka
Name:	Yossef Balucka
Title:	Chief Executive Officer
(Principal Executive Officer)

November 4, 2024

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